                                                                      EXHIBIT 99

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

TLC Vision Corporation (the "Company") prepares its consolidated financial statements in accordance with United States (U.S.) Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from Canadian GAAP. This reconciliation between Canadian and U.S. GAAP should be read in conjunction with the consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003, seven month period ended December 31, 2002 and year ended May 31, 2002 and related management's discussion and analysis prepared in accordance with U.S. GAAP and filed with the Securities Exchange Commission and the Ontario Securities Commission.

a) Reconciliation from U.S. GAAP to Canadian GAAP

Following is a reconciliation of net income from U.S. GAAP to Canadian GAAP:

                                                                                       SEVEN-
                                                                                        MONTH
                                                                   YEAR ENDED          PERIOD         YEAR
                                                                  DECEMBER 31,          ENDED        ENDED
                                                               ------------------   DECEMBER 31,    MAY 31,
                                                                 2004      2003         2002          2002
                                                               -------   --------   ------------   ---------
Net income (loss) per U.S. GAAP ............................   $43,708   $ (9,399)    $(43,343)    $(161,849)
Amortization of Practice Management Agreements (1) .........    (1,512)    (1,512)        (882)           --
Depreciation of fixed assets (2) ...........................      (280)      (280)        (257)         (161)
Interest income on note receivable related to the
   sale-leaseback of building (3) ..........................        78         78           44            44
Other ......................................................        --         --           --          (193)
Adjustment for the sale-leaseback of building (2) ..........        --         --           --          (829)
Restructuring and other charges (5) ........................        --         --           --           222
Impairment of intangible assets (1) ........................        --         --           --         6,334
Cumulative effect of accounting change (1) .................        --         --           --        15,174
Variable accounting for stock options (4) ..................       108         --           --            --
Fair value accounting of stock options (4) .................    (1,245)        --           --            --
                                                               -------   --------     --------     ---------
Net income (loss) per Canadian GAAP ........................   $40,857   $(11,113)    $(44,438)    $(141,258)
                                                               =======   ========     ========     =========
Net income (loss) per share for Canadian GAAP - basic ......   $  0.60   $  (0.17)    $  (0.70)    $   (3.60)
                                                               =======   ========     ========     =========
Net income (loss) per share for Canadian GAAP - diluted ....   $  0.57   $  (0.17)    $  (0.70)    $   (3.60)
                                                               =======   ========     ========     =========

     The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                 2004           2003
                                                             ------------   ------------
Investments and Other Assets
Balance per U.S. GAAP ....................................      $10,482        $ 3,102
Note receivable related to the sale-leaseback
   of building (2) .......................................          913            976
                                                                -------        -------
Balance per Canadian GAAP ................................      $11,395        $ 4,078
                                                                =======        =======

Intangibles, Net
Balance per U.S. GAAP ....................................      $18,140        $22,959
Difference in impairment write-off of intangibles (1) ....        6,334          6,334
Amortization of Practice Management Agreements (1) .......       (3,906)        (2,394)
                                                                -------        -------
Balance per Canadian GAAP ................................      $20,568        $26,899
                                                                =======        =======

Fixed Assets, Net
Balance per U.S. GAAP ....................................      $46,199        $56,891
Adjustment for the sale-leaseback of building (2) ........         (829)          (829)
Depreciation of fixed assets (2) .........................         (978)          (698)
                                                                -------        -------
Balance per Canadian GAAP ................................      $44,392        $55,364
                                                                =======        =======

                                                                 DECEMBER 31,   DECEMBER 31,
                                                                     2004           2003
                                                                 ------------   ------------
Long-Term Debt, Less Current Maturities
Balance per U.S. GAAP ........................................     $   9,991      $  19,242
Adjustment for note payable related to the sale-leaseback
   of building (2) ...........................................           850            913
Cumulative interest payments received on note receivable
   related to the sale-leaseback of building (3) .............          (224)            --
                                                                   ---------      ---------
Balance per Canadian GAAP ....................................     $  10,617      $  20,155
                                                                   =========      =========

Contributed Surplus
Balance per U.S. GAAP ........................................     $      --      $      --
Adjustment for change in accounting policy related to the
   fair value accounting of stock options (4) ................        13,607             --
Adjustment for fair value accounting of stock options (4) ....         1,245             --
                                                                   ---------      ---------
Balance per Canadian GAAP ....................................     $  14,852      $      --
                                                                   =========      =========

Option and Warrant Equity
Balance per U.S. GAAP ........................................     $   2,872      $   8,143
Adjustment to compensation expense for warrants and stock
   options (4) ...............................................          (330)          (222)
                                                                   ---------      ---------
Balance per Canadian GAAP ....................................     $   2,542      $   7,921
                                                                   =========      =========

Accumulated Deficit
Balance per U.S. GAAP ........................................     $(251,044)     $(294,752)
Adjustment to the value of intangible Practice Management
   Agreements (1) ............................................         2,428          3,940
Adjustment for the sale-leaseback of building (2) ............        (1,807)        (1,527)
Cumulative interest on note receivable related to the
   sale-leaseback of building (3) ............................           244            166
Adjustment to compensation expense for warrants and
   stock options (4) .........................................          (915)           222
Adjustment for change in accounting policy related to the
   fair value of stock options (4) ...........................       (13,607)            --
                                                                   ---------      ---------
Balance per Canadian GAAP ....................................     $(264,701)     $(291,951)
                                                                   =========      =========

(1) During the year ended May 31, 2002, the Company reviewed its Practice Management Agreements ("PMA's") for impairment based on budgets prepared for future periods. The refractive industry had experienced reduced procedure volumes over the prior two years as a result of increased competition, customer confusion and a weakening North American economy. This reduction in procedures had occurred at practices the Company had purchased, and as a result revenues were lower than anticipated when initial purchase prices and resulting intangible values were determined.

     For U.S. GAAP purposes, the Company accounts for its intangible assets subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the impairment analysis first consider undiscounted cash flows in determining if an impairment exists. If an impairment is evident, a second calculation using a discounted cash flow method is utilized to determine the actual amount of the impairment. For U.S. GAAP purposes, the Company recorded an impairment charge of $31.0 million for the year ended May 31, 2002 related to its PMA's.

     For Canadian GAAP purposes, the Company measured the initial impairment charge in accordance with the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3060, "Capital Assets", the Canadian GAAP rules in existence during the year ended May 31, 2002 ("CICA 3060"). CICA 3060 required an impairment charge to be recognized when the expected future undiscounted cash flows do not exceed the carrying value of such assets.

     As at May 31, 2002, this resulted in a $6.3 million difference in the write-down of the PMA's between U.S. and Canadian GAAP ($24.7 million). This difference in the initial measurement of the impairment further resulted in a difference to the amortization expense in subsequent periods, resulting in an additional $3.9 million of amortization expense for Canadian GAAP compared to U.S. GAAP.

     During 2003, the CICA issued CICA 3061, Property, Plant and Equipment which is consistent with U.S. GAAP, however retroactive adoption of this change was not required.

(2) During the year ended May 31, 2002, the Company completed a sale-leaseback transaction. Total consideration received for the sale of the building and related land was $6.4 million, which was comprised of $5.4 million in cash and a $1.0 million 8.0% note receivable ("Note"). The Note has a seven-year term with the first of four annual payments of $63,000 starting on the third anniversary of the sale and a final payment of $0.7 million due on the seventh anniversary of the sale.

     For U.S. GAAP purposes, this transaction was accounted for in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is considered to be minor and the only recourse to any future amounts owing from the other party is the leased asset. A sublease is considered to be minor when the present value of the sublease rent is less than 10% of the total fair market value. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability and for the Note to not be recognized. In addition, since the sale recognition is not accounted for, the carrying value of the asset is not adjusted for and the asset continues to be depreciated over the original depreciation period of 40 years. Lease payments, exclusive of an interest portion, decrease the liability while payments received on the Note increase the liability.

     For Canadian GAAP purposes, the sale-leaseback transaction was accounted for in accordance with Emerging Issues Committee No. 25, "Accounting for Sales with Leasebacks", which resulted in the Company recognizing a loss on the sale with a corresponding lease asset and lease obligation. The terms of the lease are considered capital in nature and accordingly the land and building are reflected as assets under capital lease with the discounted value of the lease payments recorded as an obligation under capital lease. The fair value of the assets under capital lease was less than its previous carrying value and accordingly a write down of approximately $0.8 million was reflected in the consolidated statement of operations for the year ended May 31, 2002.

     For U.S. GAAP purposes, depreciation expense reflects the higher net book value of the building depreciated over a 40-year expected life. For Canadian GAAP purposes, the building is depreciated over the 15-year life of the lease and the Note ($0.9 million as of December 31, 2004) is included in investments and other assets.

     As of December 31, 2004, as a result of the difference in the initial accounting treatment of the sale-leaseback transaction and subsequent differences in depreciation expense recorded, the net book value of the building is $1.8 million higher for U.S. GAAP. Investments and other assets is $0.9 million higher and notes payable is $0.7 million higher (of which $0.6 million is classified as long-term) for Canadian GAAP. For the years ended December 31, 2004 and 2003, the seven-month period ended December 31, 2002 and the year ended May 31, 2002, depreciation expense is higher for U.S. GAAP by $280,000, $280,000, $257,000 and $161,000, respectively.

(3) For the years ended December 31, 2004 and 2003, the seven-month period ended December 31, 2002 and the year ended May 31, 2002, the Company reported $78,000, $78,000, $44,000 and $44,000, respectively, of interest income related to the Note on the sale-leaseback of the building as described above.

     As of December 31, 2004, $20,000 of interest income was not yet received, and the associated interest receivable was included in prepaids and other current assts for Canadian GAAP purposes. In the above U.S. GAAP to Canadian GAAP reconciliation, cumulative interest payments received of $224,000 are recorded as reductions to long-term debt in order to adjust the U.S. GAAP treatment of the payments, which increases the debt upon their receipt.

(4) For U.S. GAAP purposes, the Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its stock option plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

     For Canadian GAAP purposes, the Company accounts for its stock options in accordance with the provisions of CICA Section 3870, Stock-Based Compensation and Other Stock-Based Payments, ("CICA 3870").

     CICA 3870, issued in December 2001, established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

     Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to accumulated deficit of $13.6 million which represents the sum of the previously disclosed pro forma fair value adjustments with a corresponding increase to contributed surplus.

     For the year ended December 31, 2004, the Company recorded stock-based compensation expense of $1.2 million, which is included in general and administrative expenses. The fair value of the options granted in 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.84%; dividend rate of 0%; volatility factor of 0.75; and expected life of
     2.5 years.

     The Company issued 1.0 million stock options during the year ended December 31, 2004.

     No compensation expense determined under fair value-based method for stock options was included in the determination of net loss for the year ended December 31, 2003, seven-month period ended December 31, 2002 and year ended May 31, 2002. For the year ended December 31, 2003, seven-month period ended December 31, 2002 and year ended May 31, 2002, the following table presents the Company's pro forma net loss and net loss per share as if the fair value-based method of CICA 3870 had been applied for all stock options granted:

                                                                   SEVEN-MONTH
                                                    YEAR ENDED    PERIOD ENDED
                                                   DECEMBER 31,   DECEMBER 31,    YEAR ENDED
                                                       2003           2002       MAY 31, 2002
                                                   ------------   ------------   ------------
Net loss per Canadian GAAP .....................     $(11,113)      $(44,438)     $(141,258)

Total pro forma stock-based compensation expense
   determined under fair value-based method ....       (1,121)          (628)        (1,564)
                                                     --------       --------      ---------
Pro forma net loss .............................     $(12,234)      $(45,066)     $(142,822)
                                                     ========       ========      =========

BASIC AND DILUTED NET LOSS PER SHARE
As reported ....................................     $  (0.17)      $  (0.70)     $   (3.60)
Pro forma ......................................     $  (0.19)      $  (0.71)     $   (3.64)

     The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.35% for 2003, 2.5% for the transitional period 2002 and 4.25% for fiscal 2002; dividend rate of 0%; volatility factor of 0.75 for 2003, 0.70 for the transitional period 2002 and 0.88 for fiscal 2002; and expected life of 2.5 years for 2003 and the transitional period 2002 and 4.0 years for fiscal 2002.

     During the year ended May 31, 2002, the Company allowed the holders of outstanding TLC Vision Corporation stock options with an exercise price greater than $8.688 (C$13.69) to elect to reduce the exercise price of their options to $8.688 (C$13.69), in some cases by surrendering existing options for a greater number of shares than the number of shares issuable on exercise of each repriced option. For U.S. GAAP purposes, such modification which results in a change in the exercise price of the underlying stock options is subject to APB 25's variable method of accounting for stock options. Variable accounting requires that differences between the price of the Company's common shares at the end of each reporting period and the modified exercise price be charged to income as compensation expense over the remaining vesting period of the outstanding options. For the year ended December 31, 2004, the Company recognized, for U.S. GAAP purposes, additional stock compensation expense of $108,000 related to the modified stock options.

     CICA 3870 does not require the application of variable method of accounting for stock options.

(5) During fiscal 2002, the Company implemented a restructuring program to reduce employee costs in line with current revenue levels, close certain underperforming centers and eliminate duplicate functions caused by the merger with LaserVision. For Canadian GAAP purposes, this program resulted in total cost for severance and office closures of $8.5 million, or $0.2 million less than the total cost for U.S. GAAP purposes.

(6) The Company changed its fiscal year-end from May 31 to December 31 effective June 1, 2002. Accordingly, the accompanying financial statements include the results of operations and cash flows for the seven-month period ended December 31, 2002. The following Canadian GAAP unaudited financial information for the twelve-month period ended December 31, 2002 and the seven-month period ended December 31, 2001 is presented for comparative purposes only:

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars except per share amounts)

                                                         TWELVE-MONTH PERIOD ENDED   SEVEN-MONTH PERIOD ENDED
                                                                DECEMBER 31,              DECEMBER 31,
                                                         -------------------------   ------------------------
                                                             2003         2002          2002         2001
                                                           --------   -----------     --------   -----------
                                                                      (UNAUDITED)                (UNAUDITED)
Revenues:
   Refractive:
      Centers ........................................     $110,052    $ 105,520      $ 54,793    $ 61,305
      Access .........................................       36,140       25,371        21,495          --
   Other healthcare services .........................       49,488       33,714        23,866       8,995
                                                           --------    ---------      --------    --------
Total revenues .......................................      195,680      164,605       100,154      70,300
                                                           --------    ---------      --------    --------
Cost of revenues:
   Refractive:
      Centers ........................................       86,045       82,605        49,224      47,609
      Access .........................................       25,424       18,103        15,356          --
      Impairment of fixed assets .....................           --        1,487            --       1,066
   Other healthcare services .........................       31,836       22,968        16,245       4,776
                                                           --------    ---------      --------    --------
Total cost of revenues ...............................      143,305      125,163        80,825      53,451
                                                           --------    ---------      --------    --------
   Gross margin ......................................       52,375       39,442        19,329      16,849
                                                           --------    ---------      --------    --------
General and administrative ...........................       31,968       37,555        24,824      23,664
Marketing ............................................       14,094       14,445         8,321       9,319
Amortization of intangibles ..........................        8,197        9,233         4,956       5,950
Research and development .............................        1,598        4,000         2,000          --
Impairment of goodwill and other intangible assets ...           --       97,524        22,138          --
Adjustment to the fair value of investments
   and long-term receivables .........................         (206)       7,098         2,095      21,079
Restructuring, severance and other charges ...........        2,040       10,879         4,227       1,759
                                                           --------    ---------      --------    --------
                                                             57,691      180,734        68,561      61,771
                                                           --------    ---------      --------    --------

Operating loss .......................................       (5,316)    (141,292)      (49,232)    (43,922)
Other income and (expense):
   Other income, net .................................          669        6,996         6,996          --
   Interest expense, net .............................       (1,286)        (676)         (199)       (240)
   Minority interests ................................       (4,672)      (1,710)       (1,152)       (586)
                                                           --------    ---------      --------    --------
Loss before income taxes .............................      (10,605)    (136,682)      (43,587)    (45,748)
Income tax expense ...................................         (508)      (1,622)         (851)       (504)
                                                           --------    ---------      --------    --------
Net loss .............................................     $(11,113)   $(138,304)     $(44,438)   $(46,252)
                                                           ========    =========      ========    ========
Net loss per share - basic and diluted ...............     $  (0.17)   $   (2.56)     $  (0.70)   $  (1.21)
                                                           ========    =========      ========    ========
Weighted average number of common shares
   outstanding - basic and diluted ...................       64,413       54,077        63,407      38,064
                                                           ========    =========      ========    ========

b)   Management's Discussion and Analysis - Canadian Supplement

     Management's Discussion and Analysis - Canadian Supplement ("Canadian Supplement") in this document is based on consolidated financial statements of TLC Vision Corporation prepared in accordance with U.S. GAAP. The Canadian Supplement has been prepared by management to provide an analysis of the impact of material differences that differ from U.S. GAAP on net income and trending analysis of the consolidated statements of operations.

     YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

     Net income for the twelve months ended December 31, 2004 was $40.9 million or $0.57 per share compared to a net loss of $11.1 million or $0.17 per share for the twelve months ended December 31, 2003. The significant improvement in net income primarily resulted from significant growth in both the refractive and other healthcare services businesses and a gain on the sale of OccuLogix, Inc.'s common stock.

     Amortization expense decreased to $5.6 million for the twelve months ended December 31, 2004 from $8.2 million for the twelve months ended December 31, 2003. The decrease was largely due to the reduction in Practice Management Agreements resulting from the deconsolidation of LECC.

     Net cash provided by operating activities was $35.4 million for the year ended December 31, 2004. The cash flows provided by operating activities during the year ended December 31, 2004 were primarily due to net income of $40.9 million plus non-cash items including depreciation and amortization of $19.5 million, minority interest expense of $7.0 million, the write-off of investments related to research and development arrangements of $0.8 million, compensation expense of $1.6 million and the loss on sale of fixed assets of $0.8 million. These cash flows were offset by an increase in net operating assets of $5.0 million, a gain on sale of subsidiary stock of $25.8 million, earnings from equity investments of $2.1 million, an adjustment to the fair value of investments and long-term receivables of $1.2 million and a gain on sale of interest in subsidiary of $1.1 million. The increase in net operating assets consisted of a $1.5 million increase in accounts receivable due primarily to higher revenues, a $1.8 million increase in prepaid expenses and a $1.7 million decrease in accounts payable and accrued liabilities.

     TWELVE MONTHS ENDED DECEMBER 31, 2003 COMPARED TO THE TWELVE MONTHS DECEMBER 31, 2002

     Net loss for the twelve months ended December 31, 2003 was $11.1 million or $0.17 per share compared to a net loss of $138.3 million or $2.56 per share for the twelve months ended December 31, 2002. The significant improvement in net loss resulted from the contribution of the full year of the LaserVision business in 2003, growth in both the refractive and other healthcare services businesses, a significant reduction in general and administrative charges and a $106.4 million reduction in impairment of intangible assets and restructuring charges in fiscal 2003 from the prior year period.

     Amortization expense decreased to $8.2 million for the twelve months ended December 31, 2003 from $9.2 million for the twelve months ended December 31, 2002. The decrease was largely a result of the significant impairment charges in 2002 that reduced the fair value of practice management agreements and the related ongoing amortization.

     Net cash provided by operating activities was $4.3 million for the year ended December 31, 2003. The cash flows provided by operating activities during the year ended December 31, 2003 were primarily due to net loss of $11.1 million plus non-cash items including depreciation and amortization of $24.4 million, minority interest expense of $4.7 million and the write-off of investments related to research and development arrangements of $1.6 million. These cash flows were offset by an increase in net operating assets of $15.3 million, which consisted of a $0.5 million increase in accounts receivable due primarily to higher revenues, a $1.0 million increase in prepaid expenses and a $13.8 million decrease in accounts payable and accrued liabilities. The decrease in accounts payable and accrued liabilities was primarily due to the Company paying its remaining obligation of $5.1 million related to the LaserVision merger, reducing its contingent liability by settling two lawsuits for $4.9 million, paying amounts to multiple state agencies to resolve sales tax disputes for a total of $1.3 million and reducing its accounts payable balances with vendors and other accruals by an aggregate of $2.0 million.

     SEVEN MONTHS ENDED DECEMBER 31, 2002 COMPARED TO THE SEVEN MONTHS DECEMBER 31, 2001

     Net loss for the seven months ended December 31, 2002 was $44.4 million or $0.70 per share compared to a net loss of $46.3 million or $1.21 per share for the seven months ended December 31, 2001. This decreased net loss primarily reflected the positive impact of the antitrust settlement and cost-cutting initiatives partially offset by the reduction in refractive procedures and revenues. As a result of the LaserVision acquisition in May 2002, there were more common shares outstanding during the seven months ended December 31, 2002.

     Amortization expense decreased to $5.0 million for the seven months ended December 31, 2002 from $6.0 million for the seven months ended December 31, 2001. The decrease was largely a result of the significant impairment charge in May 2002, which reduced the fair value of practice management agreements and the related ongoing amortization.

     Net cash provided by operating activities was $8.8 million for the seven months ended December 31, 2002. The cash flows provided by operating activities during the seven months ended December 31, 2002 were primarily due to net loss of $44.4 million plus non-cash items including depreciation and amortization of $15.0 million, minority interest expense of $1.2 million, impairment of goodwill and other intangible assets of $22.1 million, loss on sale of fixed assets of $1.8 million, a decrease in net operating assets of $6.4 million, an adjustment to the fair value of investments and long-term receivables of $2.1 million, restructuring and other costs of $2.3 million and the write-off of investments related to research and development arrangements of $2.0 million. The decrease in net operating assets consisted of a $3.8 million decrease in accounts receivable and a $7.2 million decrease in prepaid expenses offset by a $4.6 million decrease in accounts payable and accrued liabilities.

c) For comparative purposes, the following tables illustrate previously filed financial statements in accordance with both Canadian GAAP and U.S. GAAP as of and for the year ended December 31, 2003, for the seven-month period ended December 31, 2002 and for the year ended May 31, 2002. Differences between Canadian GAAP and U.S. GAAP are described above.

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars except per share amounts)

                                                                                       SEVEN-MONTH PERIOD
                                                                    YEAR ENDED         ENDED DECEMBER 31,      YEAR ENDED MAY 31,
                                                                 DECEMBER 31, 2003            2002                    2002
                                                               --------------------   --------------------   ---------------------
                                                               CANADIAN               CANADIAN                CANADIAN
                                                                 GAAP     U.S. GAAP     GAAP     U.S. GAAP      GAAP     U.S. GAAP
                                                               --------   ---------   --------   ---------   ---------   ---------
Revenues:
   Refractive:
      Centers ..............................................   $110,052   $110,052    $ 54,793   $ 54,793    $ 112,909   $ 112,909
      Access ...............................................     36,140     36,140      21,495     21,495        2,999       2,999
   Other healthcare services ...............................     49,488     49,488      23,866     23,866       18,843      18,843
                                                               --------   --------    --------   --------    ---------   ---------
Total revenues .............................................    195,680    195,680     100,154    100,154      134,751     134,751
                                                               --------   --------    --------   --------    ---------   ---------
Cost of revenues:
   Refractive:
      Centers ..............................................     86,045     86,045      49,224     49,224       81,911      81,911
      Access ...............................................     25,424     25,424      15,356     15,356        1,826       1,826
      Impairment of fixed assets ...........................         --         --          --         --        2,553       2,553
   Other healthcare services ...............................     31,836     31,836      16,245     16,245       11,499      11,499
                                                               --------   --------    --------   --------    ---------   ---------
Total cost of revenues .....................................    143,305    143,305      80,825     80,825       97,789      97,789
                                                               --------   --------    --------   --------    ---------   ---------
   Gross margin ............................................     52,375     52,375      19,329     19,329       36,962      36,962
                                                               --------   --------    --------   --------    ---------   ---------
General and administrative .................................     31,968     31,668      24,824     24,567       37,565      36,382
Marketing ..................................................     14,094     14,094       8,321      8,321       15,296      15,296
Research and development ...................................      1,598      1,598       2,000      2,000        2,000       2,000
Amortization of intangibles ................................      8,197      6,685       4,956      4,074       10,227      10,227
Impairment of goodwill and other intangible assets .........         --         --      22,138     22,138       75,386      81,720
Adjustment to the fair value of investments and long-term
   receivables .............................................       (206)      (206)      2,095      2,095       26,082      26,082
Restructuring, severance and other charges .................      2,040      2,040       4,227      4,227        8,528       8,750
                                                               --------   --------    --------   --------    ---------   ---------
                                                                 57,691     55,899      68,561     67,422       75,084     180,457
                                                               --------   --------    --------   --------    ---------   ---------
Operating loss .............................................     (5,316)    (3,524)    (49,232)   (48,093)    (138,122)   (143,495)
Other income, net ..........................................        669        669       6,996      6,996           --          --
Interest expense, net ......................................     (1,286)    (1,364)       (199)      (243)        (717)       (761)
Minority interests .........................................     (4,672)    (4,672)     (1,152)    (1,152)        (635)       (635)
                                                               --------   --------    --------   --------    ---------   ---------
Loss before income taxes and cumulative effect of
   accounting change .......................................    (10,605)    (8,891)    (43,587)   (42,492)    (139,474)   (144,891)
Income tax expense .........................................       (508)      (508)       (851)      (851)      (1,784)     (1,784)
                                                               --------   --------    --------   --------    ---------   ---------
Loss before cumulative effect of accounting change .........   $(11,113)  $ (9,399)   $(44,438)  $(43,343)   $(141,258)  $(146,675)
                                                               ========   ========    ========   ========    =========   =========
Cumulative effect of accounting change .....................         --         --          --         --           --     (15,174)
Net loss ...................................................   $(11,113)  $ (9,399)   $(44,438)  $(43,343)   $(141,258)  $(161,849)
                                                               ========   ========    ========   ========    =========   =========
Net loss per share - basic and diluted .....................   $  (0.17)  $  (0.15)   $  (0.70)  $  (0.68)   $   (3.60)  $   (4.13)
                                                               ========   ========    ========   ========    =========   =========
Weighted average number of common shares outstanding -
   basic and diluted .......................................     64,413     64,413      63,407     63 407       39,215      39,215

TLC VISION CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

                                                    DECEMBER 31, 2003
                                                -------------------------
                                                CANADIAN GAAP   U.S. GAAP
                                                -------------   ---------
ASSETS
Current assets
   Cash and cash equivalents.................     $  21,580     $  21,580
   Short-term investments ...................         8,748         8,748
   Accounts receivable ......................        15,617        15,617
   Prepaids and other current assets ........        11,812        11,646
                                                  ---------     ---------
      Total current assets ..................        57,757        57,591

Restricted cash .............................         1,376         1,376
Investments and other assets ................         4,078         3,102
Intangibles, net ............................        26,899        22,959
Goodwill, net ...............................        48,829        48,829
Fixed assets, net ...........................        55,364        56,891
                                                  ---------     ---------
Total assets.................................     $ 194,303     $ 190,748
                                                  =========     =========
LIABILITIES
Current liabilities
   Accounts payable..........................     $  10,627     $  10,627
   Accrued liabilities ......................        25,811        25,811
   Current portion of long-term debt ........        10,348        10,285
                                                  ---------     ---------
Total current liabilities ...................        46,786        46,723

Other long-term liabilities .................         2,607         2,607
Long term-debt, less current maturities .....        20,155        19,242
Minority interests ..........................        10,907        10,907

SHAREHOLDERS' EQUITY
Capital stock ...............................       397,878       397,878
Option and warrant equity ...................         7,921         8,143
Accumulated deficit .........................      (291,951)     (294,752)
                                                  ---------     ---------
Total shareholders' equity ..................       113,848       111,269
                                                  ---------     ---------
Total liabilities and shareholders' equity...     $ 194,303     $ 190,748
                                                  =========     =========

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars)

                                                                                        SEVEN-MONTH PERIOD
                                                                     YEAR ENDED          ENDED DECEMBER 31,      YEAR ENDED MAY 31,
                                                                  DECEMBER 31, 2003            2002                   2002
                                                                --------------------   --------------------   ---------------------
                                                                CANADIAN               CANADIAN                CANADIAN
                                                                  GAAP     U.S. GAAP     GAAP     U.S. GAAP      GAAP     U.S. GAAP
                                                                --------   ---------   --------   ---------   ---------   ---------
Net loss .....................................................  $(11,113)  $ (9,399)   $(44,438)  $(43,343)   $(141,258)  $(161,849)
Adjustments to reconcile net loss to net cash from
   operating activities: .....................................    24,385     22,593      15,001     13,862       21,513      21,352
      Depreciation and amortization
      Write-off of investment in research and development
         arrangement .........................................     1,598      1,598       2,000      2,000        2,000       2,000
   Minority interests ........................................     4,672      4,672       1,152      1,152          107         107
   Loss (gain) on sales and disposals of fixed assets ........      (484)      (484)      1,770      1,770        1,965       1,136
   Adjustment to the fair value of investments and long-
      term receivables and impairment of fixed assets ........      (206)      (206)      2,095      2,095       28,635      28,635
   Impairment of goodwill and other intangible assets ........        --         --      22,138     22,138       75,386      81,720
   Non-cash compensation expense .............................       125        125         445        445          866         866
   Non-cash restructuring and other costs ....................       677        677       2,266      2,266        2,281       2,503
   Changes in operating assets and liabilities:
      Accounts receivable ....................................      (489)      (489)      3,836      3,836        1,592       1,592
      Prepaid expenses and other current assets ..............    (1,042)      (964)      7,124      7,168          417         417
      Accounts payable and accrued liabilities ...............   (13,831)   (13,831)     (4,574)    (4,574)       6,321       6,321
                                                                --------   --------    --------   --------    ---------   ---------
Cash from operating activities ...............................     4,292      4,292       8,815      8,815         (219)        (26)
                                                                --------   --------    --------   --------    ---------   ---------
INVESTING ACTIVITIES
Purchases of fixed assets ....................................    (4,433)    (4,433)     (3,668)    (3,668)      (2,297)     (2,297)
Proceeds from sale of fixed assets ...........................       578        578         751        751           89          89
Proceeds from divestitures of investments and subsidiaries,
   net of cash ...............................................       221        221         259        259          777         777
Investment in research and development arrangements ..........    (1,598)    (1,598)     (2,000)    (2,000)      (2,000)     (2,000)
Acquisitions and investments, net of cash acquired ...........    (8,015)    (8,015)     (9,695)    (9,695)      (5,424)     (5,424)

Cash acquired in Laser Vision Centers, Inc. acquisition ......        --         --          --         --        7,319       7,319
Proceeds from short-term investments .........................    15,709     15,709         556        556        6,058       6,058
Purchases of short-term investments ..........................   (21,050)   (21,050)     (1,850)    (1,850)          --          --
Other ........................................................      (229)      (229)        (32)       (32)         249          56
                                                                --------   --------    --------   --------    ---------   ---------
Cash from investing activities ...............................   (18,817)   (18,817)    (15,679)   (15,679)       4,771       4,578
                                                                --------   --------    --------   --------    ---------   ---------

FINANCING ACTIVITIES
Restricted cash movement .....................................     2,599      2,599       1,013      1,013       (3,369)     (3,369)

Principal payments of debt financing and capital leases ......    (8,018)    (8,018)     (5,140)    (5,140)      (7,098)     (7,098)
Proceeds from debt financing .................................     3,450      3,450       1,750      1,750        5,788       5,788
Distributions to minority interests ..........................    (4,901)    (4,901)     (1,532)    (1,532)      (3,092)     (3,092)
Purchase of treasury stock ...................................        --         --        (191)      (191)          --          --
Proceeds from the issuance of common stock ...................     8,744      8,744         121        121          306         306
                                                                --------   --------    --------   --------    ---------   ---------
Cash from financing activities ...............................     1,874      1,874      (3,979)    (3,979)      (7,465)     (7,465)
                                                                --------   --------    --------   --------    ---------   ---------

Net decrease in cash and cash equivalents during the period...   (12,651)   (12,651)    (10,843)   (10,843)      (2,913)     (2,913)
Cash and cash equivalents, beginning of period ...............    34,231     34,231      45,074     45,074       47,987      47,987
                                                                --------   --------    --------   --------    ---------   ---------
Cash and cash equivalents, end of period .....................  $ 21,580   $ 21,580    $ 34,231   $ 34,231    $  45,074   $  45,074
                                                                ========   ========    ========   ========    =========   =========


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